UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

American DG Energy Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

025398108

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON John N. Hatsopoulos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,187,441
	6.	SHARED VOTING POWER 8,737,549
	7.	SOLE DISPOSITIVE POWER 1,187,441
	8.	SHARED DISPOSITIVE POWER 8,737,549

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,924,990
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 025398108	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON The John N. Hatsopoulos Family Trust 2011
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,500,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 025398108	13G	Page 4 of 9 Pages

Item 1

(a). Name of Issuer:

American DG Energy Inc.

(b). Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2.

John N. Hatsopoulos

(a). Name of Person Filing:

John N. Hatsopoulos

(b). Address of Principal Business Office or, if None, Residence:

c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451

(c). Citizenship:

United States of America

(d). Title of Class of Securities:

Common Stock, par value $.001 per share

(e). CUSIP Number:

025398108

The John N. Hatsopoulos Family Trust 2011

(a). Name of Person Filing:

The John N. Hatsopoulos Family Trust 2011

(b). Address of Principal Business Office or, if None, Residence:

c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451

(c). Citizenship:

The Bahamas

(d). Title of Class of Securities:

Common Stock, par value $.001 per share

(e). CUSIP Number:

025398108

CUSIP No. 025398108	13G	Page 5 of 9 Pages

John N. Hatsopoulos serves as a co-trustee of The John N. Hatsopoulos Family Trust 2011 with his wife, Patricia L. Hatsopoulos for the benefit of: (1) Patricia L. Hatsopoulos, (2) Alexander J. Hatsopoulos, and (3) Nia Marie Hatsopoulos. As co-trustees John and Patricia Hatsopoulos have sole voting and investment control over the shares of American DG Energy Inc. held by The John N. Hatsopoulos Family Trust 2011.

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section

3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 025398108	13G	Page 6 of 9 Pages

Item 4. Ownership.

John N. Hatsopoulos

(a)	Amount beneficially owned: 9,924,990 shares of American DG Energy Inc. common stock, par value $0.001 per share (“ADGE Common Stock”). This amount consists of: (a) 36,149 shares of ADGE Common Stock indirectly held by John N. Hatsopoulos and directly held by his wife, Patricia L. Hatsopoulos; (b) 1,201,400 shares of ADGE Common Stock held by John N. Hatsopoulos and his wife, Patricia L. Hatsopoulos, as joint tenants with rights of survivorship, each of whom share voting and investment power; (c) 7,500,000 shares of ADGE Common Stock held by The John N. Hatsopoulos Family Trust 2011 for the benefit of: (1) Patricia L. Hatsopoulos, (2) Alexander J. Hatsopoulos, and (3) Nia Marie Hatsopoulos, for which Mr. John N. Hatsopoulos and Mrs. Patricia L. Hatsopoulos are co-trustees; (d) 1,137,441 shares of ADGE Common Stock that John N. Hatsopoulos has the right to acquire pursuant to currently convertible 6% senior unsecured convertible debentures; and (e) 50,000 shares of ADGE Common Stock held by Pat Limited, a company incorporated in the Commonwealth of The Bahamas controlled by John N. Hatsopoulos.

This amount does not include: (a) 238,095 shares of ADGE Common Stock held in the John N. Hatsopoulos 1989 Family Trust for the benefit of Nia Marie Hatsopoulos, for whom Mr. and Mrs. Paris Nicolaidis are the trustees. Mr. John N. Hatsopoulos disclaims beneficial ownership of the shares held by this trust; (b) 238,095 shares of ADGE Common Stock held in the John N. Hatsopoulos 1989 Family Trust for the benefit of Alexander J. Hatsopoulos, for whom Mr. and Mrs. Paris Nicolaidis are the trustees. Mr. John N. Hatsopoulos disclaims beneficial ownership of the shares held by this trust; and (c) 550,419 shares of ADGE Common Stock held in the John N. Hatsopoulos 1989 Family Trust for the benefit of Alexander J. Hatsopoulos, for whom Mr. and Mrs. Paris Nicolaidis are the trustees. Mr. John N. Hatsopoulos disclaims beneficial ownership of the shares held by this trust

(b)	Percent of class: 19.3% (based on an aggregate of 51,355,908 shares of ADGE Common Stock outstanding, which includes 50,218,467 shares of ADGE Common Stock that the Issuer advised were outstanding as of February 17, 2015 and 1,137,441 shares of ADGE Common Stock that may be acquired within 60 days of February 17, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,187,441

(ii)	Shared power to vote or direct the vote: 8,737,549

(iii)	Sole power to dispose or to direct the disposition of: 1,187,441

(iv)	Shared power to dispose or to direct the disposition of: 8,737,549

The John N. Hatsopoulos Family Trust 2011

(a)	Amount beneficially owned: 7,500,000 shares of ADGE Common Stock held by The John N. Hatsopoulos Family Trust 2011 for the benefit of: (1) Patricia L. Hatsopoulos, (2) Alexander J. Hatsopoulos, and (3) Nia Marie Hatsopoulos, for which Mr. John N. Hatsopoulos and Mrs. Patricia L. Hatsopoulos are co-trustees.

(b)	Percent of class: 14.6% (based on an aggregate of 51,355,908 shares of ADGE Common Stock outstanding, which includes 50,218,467 shares of ADGE Common Stock that the Issuer advised were outstanding as of February 17, 2015 and 1,137,441 shares of ADGE Common Stock that may be acquired within 60 days of February 17, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 7,500,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 025398108	13G	Page 7 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 025398108	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

The John N. Hatsopoulos Family Trust 2011

By:	/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos/Co-Trustee
(Name/Title)

/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos
(Name)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 025398108	13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of this Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock of American DG Energy, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

February 17, 2015

The John N. Hatsopoulos Family Trust 2011

By:	/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos/Co-Trustee
(Name/Title)

/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos
(Name)